Contact

www.linkedin.com/in/ace-mcgill-ba7298b (LinkedIn)

Top Skills

Underwriting

SBA

Business Loans

Languages

English (Native or Bilingual)

Ace McGill

Founder at Value Buddy | SBA Business Valuations | Fintech for Small Business Lending

Louisville, Kentucky, United States

Summary

I have a passion for helping businesses succeed and creating a more equitable future. After nearly 20 years of experience leading valuations teams for Fortune 100 companies, I founded Value Buddy. At Value Buddy, we deliver affordable underwriting valuations powered by financial data from millions of private business transactions. Our valuations are robust and built to comply with the standards set by the SBA's SOP and the SOPs of commercial lenders.

Send me a message to learn how Value Buddy can lower your underwriting costs by 40%

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Experience

Value Buddy
Founder & Chief Executive Officer
2018 - Present (7 years)
Louisville, Kentucky, United States

Value Buddy a seamless valuation solution for business loan underwriters. Our platform leverages data from millions of private business transactions and AI to deliver SBA-compliant underwriting valuations and risk assessments.

Message me today to learn how Value Buddy can slash your origination fees by 40% or more!

Brown-Forman
Territory Finance Manager
June 2015 - August 2023 (8 years 3 months)
Denver, Colorado

•Provide financial planning and analysis for the bourbon, whiskey, tequila, and wine portfolio accounting for 950K cases and $130M of sales for CO, AZ, NV. Execute strategic financial leadership to support senior management and Breakthru Beverage.

•Audited over 400 Jack Daniels, Woodford Reserve, Old Forester, Korbel, and Sonoma Cutrer price structures. Optimized pricing by analyzing, Vistaar, Tableau, Nielsen, and brand guidance. Enabled +10.2% growth in gross profit dollars (+$2.3M) by removing unfavorable discounting and delivered +32% improvement in consumer takeaway results.

•Developed a chain ROI model to analyze loyalty programs, scans, and coupons. Examined $2.8M of incremental trade spend, Nielsen trends, and brand price elasticity to determine the effectiveness of discounting retail prices. Analysis determined that a 5.96% volume lift did not offset $1.2M of incremental discounting in CO, while scan and loyalty funding in AZ and NV proved favorable.

•Led the West Region Marijuana Task Force and demonstrated how cannabis legalization was impacting the beverage alcohol industry. Trained senior management on the emerging cannabis chain and general market. Evaluated cannabis financials including dispensary markup and margins. Examined dispensary sales trends and marijuana consumer purchase behaviors to determine if there was a correlation between dispensary sales and liquor store sales. Provided an opinion on which cannabis companies, sectors, and brands would be suitable acquisitions for portfolio expansion.

•Collaborated with Las Vegas Account Manager to develop competitive well pricing to fight against Sauza, Jose Cuervo, and Jim Beam. Secured well exclusivity for El Jimador and Old Forester in MGM & Caesars properties, by providing a 18% cost/ounce savings versus the competition. Increased PODs by 30%, volume by 63% and gross sales by $300K. Negotiated cost/ounce economics to ensure well deal was profitable for the casinos and Breakthru Beverage.

Acreage Holdings
Director of Financial Planning and Analysis
January 2021 - December 2022 (2 years)
New York, New York, United States

• Collaborate with Regional General Manager (RGM) and the General Managers (GM) for the NY, NJ, and PA states and ensure the organization is delivering against corporate financial commitments. Develop and lead annual budgeting and quarterly forecasting process in partnership with RGM and GMs.

• Conduct monthly financial analysis with each GM to prepare for monthly business meetings. Analyze budget vs. actuals and perform trend analysis to develop strategic financial insights. Partner with Corporate Accounting to discuss adjustments, accruals, and known variances.

• Developed financial models to support capital investments and go-to-market strategies for business expansion, licensing deals, and mergers and acquisitions. Financial models enable leadership to understand project NPV, ROI, IRR, cash flow, and payback periods. Collaborate with the CFO to develop a standard weighted average cost of capital to use for project analysis.

• Prepare investment proposals and provide ongoing updates to the Investment Committee, manage the Capex process, and ensure construction invoices are aligned to the construction budget.

• Forecast, review, and approve cash disbursements weekly to inform corporate cash requirements. Develop management reporting to support financial analysis, including KPIs, benchmarks, and trends.

Whirlpool Corporation
Senior Finance Manager
November 2012 - April 2015 (2 years 6 months)
•Developed a strategic 3-5 Year building block framework for the Dishwasher business ($1.2B), which included analyzing promotional plans, project plans, and industry / share trends in the marketplace – enables leadership to identify future business issues, provides analysis to drive appropriate asset renewals, and identifies areas to expand, while improving profit margin from 15.7% to 16.6%.

•Led the capital and engineering budgeting process accounting for $37M in capital and $30.5 million in engineering spend. Developed a lean capital expenditure system to improve the capital and engineering approval process and to ensure only projects with strong investments were approved to prevent margin erosion by non-value depreciation being added to the balance sheet.

•Created a plan-to-sell strategy to ensure Maytag, Whirlpool, and Kitchen Aid are positioned appropriately to grow value in the marketplace and drive product differentiation to limit cannibalization and grow 1 share point, increase volume by +4%, and deliver an incremental $24M in profit. Strategy included brand specific promotional discount plans including frequency of discounts based on brand identity.

•Collaborated with the Sears channel to execute price negotiations for product launches on Kenmore Dishwashers designed to extract value during Sears store closings and to protect 30% of the Dishwasher profits. Developed a simplified plan to sell to enable sales associates to sell high-end dishwashers to drive mix and create incremental value during store closings.

•Developed a consumer insights strategy to ensure product development, volume, and financial assumptions are linked to consumer relevant purchase drivers to increase purchase intent, strategy improved product launch success rate and drove $33M in NPV.

Procter & Gamble
8 years 5 months

Gain Megabrand Finance Manager
May 2010 - October 2012 (2 years 6 months)
Cincinnati, OH

•Provided strategic financial leadership on 10 initiatives accounting for $68M in NPV and redirected Brand team's focus to improve profit versus sales enabling Gain Megabrand to over- deliver against company commitments; 109 IYA on Volume, 111 IYA on Sales ($1.4Billion), and an additional $43M in profit.

•Led the Sams, BJs, and Costco upsizing initiative to influence the Club Channel to increase Tide, Gain, and Era Floor Price Minimums, which increased retail dollars per load from $.10 cents to $.12 cents per load, resulting to an incremental $64M in retail sales and increased customer margin by 8%.

-Led Brand Agency Leader transition by analyzing $11.6M in Creative, In-Store, Mobile, and Digital marketing spend. Collaborated with Brand Manager to distinguish between strategic cost vs. executional cost to ensure brand agency rate for Leo Burnett is accurately reflected, analysis delivered 12% reduction in marketing spend.

•Led strategic thinking on how to close a $43M sales gap. Developed coupon plans, off-invoice allowances, and minor artwork changes on higher sales per unit items, to gain incremental distribution, merchandizing, feature, and media support, enabling $38M sales and $10.8M in profit, which closed gap by 88%.

•Developed the 8% price increase model for Gain Megabrand. Analysis included understanding consumer elasticity factors, competitive response modeling, loss or merchandizing, brand/form switching between P&G portfolio, suggested retail price theories, and customer margin impact. Price increase improved Gain gross margin by 4% and yielded YR 1 impact $30M AT profit.

•Led business planning process accounting for 276 million cases, $6.3billion in sales and $1.5billion in profit. Collaborated with Starcom Media Vest Group to understand media buying inflation impacts. Reallocated ~$60M of Gain Megabrand marketing spend to higher ROI media vehicles, analysis yielded an incremental 440 thousand cases and $7.4M in sales.

Bounty & Charmin, Plant Controller
June 2007 - May 2010 (3 years)
Oxnard, California

Managed a $240M plant budget for Bounty & Charmin. Budget inputs include people cost, depreciation, energy, maintenance, logistics, and support cost. Strategic financial leadership and strong cost accountability enabled Oxnard to beat its firm commitments in 21/24 months (benchmark) and deliver structural savings of $13.3M, which was highest in history and benchmark for 0809 - best of any P&G Paper Plant.

Received the "Problem Solving" award during the Household Care F&A Reward, PS Director stated, "Congrats... you are on the numbers, and it is showing along with the apparent working relationship you have built with the operations lead team, your command of the data is evident..keep up the good work."

Revamped the loss analysis process by developing models to reduce the data gathering process, increasing total plant department participation by 22%. Joined the IWS FI pillar and created cost and energy kaizen competitions. Involvement on the FI Pillar resulted to the belt, raw material, 3PL drop lot, and water usage FI blitzes, delivering over $1M in savings and productivity efficiencies.

Led plant forecasting process with 99% accuracy. Redefined energy models to reflect electricity revenue of $39M to offset increased gas expenses.

Collaborated with Papermaking and Converting to reduce manufacturing expenses. Developed a cost tracking system to distinguish between initiative cost and normal production expenses for Bounty and Charmin, uncovered $5.5M of unexpected initiative production cost.

Effectively managed a 5 person Finance team. Received positive feedback on coaching survey. Achieved 100% back-up capability for all roles by ensuring a strong training program was established. Coached, motivated, and positioned brand accountant to become 1st finance technician to receive recognition shares and promoted Capital Accountant to become the first ever F&A technician to achieve mastery-level.

Box Elder Accounting Manager
June 2006 - June 2007 (1 year 1 month)
Box Elder, Utah

Led and improved the business planning process by identifying $3.2M of unbudgeted shipment cost, $1M manufacturing cost, and $1.8M of electricity cost previously overlooked. Facilitated monthly accounting closing process for the site and ensured journal entries, energy accruals, and plant expenses were accurately reflected on the balance sheet, identified $3M in accounting errors.

Led the IWS-WPI Pillar to develop strategies to reduce secondary cost. Accelerated waste disposal strategies, property tax rand raw material reductions. Intense focus on secondary costs delivered $3.5M of bottom line savings between six cost centers. IWS auditors consider Box Elder's WPI process benchmark for all Paper Plants.

Received SAP Phase 2 cost and G/L accounting qualification.   Executed detailed BAT testing regarding do-production, BOM creation, variance analysis, frozen standard development, month-end closing. Led the SAP Phase 2 implementation and ensured original implementation timing was met.

Led and trained cost center owners on how to effectively navigate through SAP. Designed a SAP user-friendly training program so cost center owners can analyze cost variances and effectively communicate with Plant Leadership.

Reduced cost accounting structure by 33%, which eliminated unnecessary cost accounting complexities. Effectively trained leadership on cost allocation principles to ensure leadership understood how costs flow in SAP.

Designed the monthly actuals and quarterly forecasting review process for the Box Elder site. Designed cost center models that utilize original SAP output for faster reconciliation. User-friendly models enabled Product Supply to manage plant budgets efficiently, which reduced the non-value spreadsheet manipulation that occurs at most sites.

Controls Analyst
June 2004 - June 2006 (2 years 1 month)
Cincinnati, Ohio, United States

Spearheaded the IAMs audit resulting in ~$1M exposure in accounting adjustments of which $800K in write-offs and ~$200K in understated inventory. Identified $7.8M dollars in non-performing inventory and inventory accounting misstatements.

Built strong relationships with Pringles brand senior management, as a result senior management requested my consultation to help restore control processes after Hurricane Katrina. Consultation assisted senior management in understanding true financial exposure.

Successfully led three plant audits and nine contract manufacturing audits and provided clear direction of audit expectations to the audit team. Effectively discussed audit findings with audit clients to seek alignment on control outages.

Developed a global control incident reporting process to allow the Internal Controls Leadership Team (ICLT) to communicate and understand fraud activity inside P&G, as a result P&G ICLT can now monitor and track all control incidents globally.

Designed the 1st global auditor-in-charge training course for employees in Asia, Europe, North America, and Latin America to ensure quality audit training, audit organization now has a standard training plan that enhances the best of each regional approach.

Assisted Audit Committee with Sarbanes-Oxley Act in Latin America by documenting and testing 91supply chain control objectives related to fixed assets, raw materials, and finished product. Developed recommendations to improve the design process related to product shipments and inventory variances.

Education

Pepperdine University
MBA, Entrepreneurship · (2007 - 2009)

University of Kentucky-Sports Marketing Academy
Certification-Sports Marketing, Sports Marketing Certification · (2002 - 2004)

University of Kentucky
BBA, Marketing & Finance · (2000 - 2004)